SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2010

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100033

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement of key financial and performance indicators for the first quarter of 2010, dated April 28, 2010.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MIIT and other relevant government authorities in China; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 29, 2010	By:	/S/ WANG XIAOCHU
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

3

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

KEY FINANCIAL AND PERFORMANCE INDICATORS FOR THE FIRST QUARTER OF 2010

  The unaudited financial data of the Group for the first quarter of 2010

  (excluding the amortisation of upfront connection fees)

•	Operating revenues were RMB52,712 million, representing an increase of 3.6% from the first quarter of last year

•	EBITDA (before CDMA network capacity lease fees) was RMB22,796 million, representing an increase of 2.7% from the first quarter of last year

•	Profit attributable to equity holders of the Company was RMB4,272 million, representing a decrease of 9.1% from the first quarter of last year

In order to further enhance the transparency of the Group and to enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key financial and performance indicators of the Group for the first quarter of 2010.

Financial Data (prepared based on International Financial Reporting Standards but operating revenues and profit excluded the amortisation of upfront connection fees )

	For the period from 1 January 2010 to 31 March 2010	For the period from 1 January 2009 to 31 March 2009	First quarter of 2010 vs. First quarter of 2009	For the period from 1 October 2009 to 31 December 2009	First quarter of 2010 vs. Fourth quarter of 2009
	(RMB million)	(RMB million)	Increase/ (Decrease)	(RMB million)	Increase/ (Decrease)

Operating revenues	52,712	50,886	3.6%	53,471	(1.4)%

Operating expenses
Depreciation and amortisation	(12,946)
Network operations and support	(10,836)
Selling, general and administrative	(9,344)
Personnel expenses	(8,776)
Other operating expenses	(3,958)

Total operating expenses	(45,860)

Operating profit	6,852
Finance costs and others	(941)

Profit before taxation	5,911
Income tax	(1,621)

Profit for the quarter	4,290
Profit attributable to the equity holders of the Company	4,272	4,699	(9.1)%	1,879	127.4%

Profit attributable to the minority interests	18

	As at 31 March 2010			As at 31 December 2009
	(RMB million)			(RMB million)
Total Assets	417,397			426,520	(2.1)%
Total Liabilities	(190,277)			(203,907)	(6.7)%

Total Equity	227,120			222,613	2.0%

Business Data

	As at 31 March 2010/ For the period from 1 January 2010 to 31 March 2010	As at 31 December 2009/ For the period from 1 October 2009 to 31 December 2009	As at 30 September 2009/ For the period from 1 July 2009 to 30 September 2009
Local Access Lines in Service (Million)	184.23	188.56	194.39
including:
Household (Million)	111.72	112.24	113.77
Government & Enterprise (Million)	32.94	32.10	31.52
Public Telephone (Million)	14.90	15.04	15.28
Wireless Local Access (Million)	24.67	29.18	33.82
Net Decrease of Local Access Lines in Service (Million)	(4.33)	(5.83)	(4.97)
Wireline Broadband Subscribers (Million)	55.84	53.46	51.45
Net Add of Wireline Broadband Subscribers (Million)	2.38	2.01	2.40
Wireline Local Voice Usage (Billion Pulses)	64.61	72.68	81.27
Wireline Long Distance Usage (Billion Minutes)	18.13	20.03	21.08
Mobile Subscribers (Million)	65.45	56.09	46.78
Net Add of Mobile Subscribers (Million)	9.36	9.31	7.50
Mobile Voice Usage (Billion Minutes)	57.95	50.28	42.53

For the first quarter of 2010, the Group adhered to the integrated packaging development of wireline, mobile and Internet services. Taking full advantage of the existing customer resources, network resources and sales capabilities, the Group proactively expanded the mobile service and concurrently deepened the full integration of voice services with broadband, value-added and integrated information application services to enhance the competitive edge of differentiated operation, satisfy the diverse demand of the customers and increase their stickiness. This has effectively promoted the sustainable business development and effectively avoided single product price war, endeavouring to protect the overall industry value as a whole.

Facing the challenges from the intensified mobile substitution and churn of Personal Handyphone System (PAS) subscribers, the Group continued to record negative growth in its number of local access lines in service for the first quarter. In response thereto, the Group strengthened the integrated packaging of full services operation, while strictly controlling sales initiatives for the low-end customers and endeavouring to maintain the return of wireline voice service. Services like Internet and data services, integrated information services continued its robust growth momentum, which effectively mitigated the impact of decline in the wireline voice services. The wireline broadband subscribers reached 55.84 million, representing a net addition of 2.38 million. The fundamentals of the overall wireline services continued to remain stable, while, same as last year, the overall wireline services revenue had a moderate decline. For the first quarter of 2010, the mobile service continued to grow rapidly with expanding customer scale and increasing market share. The number of mobile subscribers reached 65.45 million (of which 3G subscribers reached 5.57 million), representing a net addition of 9.36 million for the quarter. The average mobile service revenue per user per month (ARPU) for the first quarter primarily remained stable, while the average mobile minutes of usage per user per month (MOU) has slightly increased, as compared to that for the full year of last year. Following the increasing proportion of mobile terminals sold via open channels, the revenue from mobile terminals sales dropped noticeably as compared to the first quarter of last year.

The Company’s operation was on track as planned for the first quarter of 2010. Excluding the amortisation of upfront connection fees of RMB132 million, the operating revenues were RMB 52,712 million, representing an increase of 3.6% from the first quarter of last year. The profit attributable to equity holders of the Company was RMB 4,272 million, representing a decline of 9.1% from the first quarter of last year and an increase of 127.4% from the fourth quarter of last year. EBITDA (before CDMA network capacity lease fees) was RMB 22,796 million, an increase of 2.7% from the first quarter of last year and an increase of 22.7% from the fourth quarter of last year. EBITDA margin was 43.2%, representing a decline of 0.4 percentage points from 43.6% of the first quarter of last year and an increase of 8.5 percentage points from 34.7% of the fourth quarter of last year. Benefitting from the robust momentum of full services operation and the seasonal effects of the Company’s operation (same as prior years), the profitability for the first quarter of 2010 has rebounded noticeably from the fourth quarter of last year.

The Group will continue to leverage the integrated operation advantage. While persisting on integrated packaged services, the Group will further enhance the product and service innovation to rapidly form a new competitive edge in differentiation. The Group will strive to create profitable scale development and realize a new breakthrough in informatisation services, so as to gradually enhance revenue contributions from mobile, broadband access and value-added and integrated information services. Meanwhile, the Group will actively consolidate the comprehensive defense system of wireline voice services to achieve harmonious development of the full services operation.

The Board wishes to remind investors that the above financial and business data are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
China Telecom Corporation Limited
Wang Xiaochu
Chairman and Chief Executive Officer

Beijing, PRC, 28 April 2010

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Shang Bing as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

A-4